Exhibit 16.1

March 5, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Commerce Planet, Inc. under Item 4.02 of its Form 8-K dated March 5, 2008. We agree with the statement made that on February 27, 2008 and February 28, 2008, we discussed with the Registrant’s board of directors that based upon our in-process 2007 audit, we believed that there were material errors related to the Registrant’s accounting for share-based payments. We agree with the statement made that these errors relate to both the quarterly and annual periods in 2006.

We are not in position to agree or disagree with other statements made under Item 4.02, or as to the calculations of the actual amounts of these errors, since we have not yet completed our 2007 audit.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP